UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                         0-27494


                           NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                       G34874100

(Check One): [X]Form 10-K  [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                   For Period Ended: June 30, 1998
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form  11-K
                   [ ] Transition Report on Form  10-Q
                   [ ] Transition  Report on Form  N-SAR
                   For the Transition Period Ended:  ---------------------------


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

                         First South Africa Corp., Ltd.
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Full Name of Registrant

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Former Name if Applicable
                                 Clarendon House
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Address of Principal Executive Office (Street and Number)

                      Church Street, Hamilton HMCX, Bermuda
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a.       The reasons  described in reasonable  detail in Part III of this form
[X]      could not be eliminated without unreasonable effort or expense;

b.       The subject annual report,  semi-annual report,  transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                               See Attachment "A".

PART IV -- OTHER INFORMATION
    (1) Name and telephone number of person to contact in regard to this notification

          Clive Kabatznik               305                    856-1949
          ---------------               ---                    --------
             (Name)                (Area Code)           (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                               [X] Yes [ ] No
         -----------------------------------------------------------------------
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
                               See Attachment "B".

         -----------------------------------------------------------------------

                         First South Africa Corp., Ltd.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 28, 1998             By /s/ Clive Kabatznik
     ---------------------------       --------------------------
                                       Clive Kabatzik
                                       President and Chief Financial Officer
                                       and Chief Financial Officer

                                 Attachment "A"
                                 -------------

         As a result of the effects of Hurricane Georges in southern Florida, on September 24 and 25, 1998, and because the Company's financial personnel are currently located in Israel and South Africa, the completion of the Form 10-K, most significantly, the MD&A, has been delayed.

                                 Attachment "B"
                                 --------------


FROM:             First South Africa Corp. Ltd.
                  2665 South Bayshore Drive
                  Coconut Grove, FL  33133

                  Contact:  Rebecca Freeman
                               305-857-5009

--------------------------------------------------------------------------------
                                                           FOR IMMEDIATE RELEASE


             FIRST SOUTH AFRICA CORP., LTD. REPORTS EARNINGS OF $.69
                      FOR FISCAL YEAR ENDED JUNE 30, 1998.

Coconut Grove, FL, September 25, 1998 -- First South Africa Corp., Ltd. (NASDAQ-FSACF) today released its annual results for the year June 30, 1998.

For the year ended June 30, 1998, the Company reported a net income of $4,406,912 or $.69 a primary share, with 6,424,981 weighted average shares outstanding and $.63 on a fully diluted basis, on sales of $113,408,350. Consolidated earnings for 1998 were $6,408,046.

For the year ended June 30, 1997, the Company reported a net income of $6,683,165 or $1.30 a primary share, with 5,139,855 weighted average shares outstanding and $1.22 on a fully diluted basis, on sales of $66,575,931.

For the three months ended June 30, 1998, the Company reported net income of $956,189 both $0.14 on a primary and fully diluted basis with 7,075,000 weighted shares outstanding. Sales for the quarter totaled $27,637,393. Consolidated earnings for the quarter totaled $1,248,645.

The fiscal 1998 shares outstanding include approximately 1,173,000 shares issued in connection with the voluntary Warrant exchange that concluded in December 1997.

For the quarter ended June 30, 1997, the Company reported net income of $3,710,576 or $0.67 a primary share and $.67 on a fully diluted basis, on revenues of $22,038,451 and 5,594,912 shares outstanding.

During the quarter ended June 30, 1998 the company recorded a net gain from the disposal of subsidiary stock of $2,608,834. During the comparable quarter in 1997, the Company recorded a net gain of $3,327,478 from the disposal of subsidiary stock. In addition the Company incurred a non cash foreign currency charge of approximately $400,000 for the quarter ended June 30, 1998 as well as retrenchment costs related to lay off effecting approximately 100 employees. The company anticipates laying off approximately 75 additional employees during the current quarter.

"The results for the quarter ended June 30, 1998, while positively impacted by the outstanding performance of our First SA Food Holdings subsidiary, were negatively effected by the expected seasonal losses of our lifestyle group, as well as accounting provisions taken in a number of our subsidiaries in anticipation of the difficult economic environment in which South Africa currently finds itself" said Clive Kabatznik, Chief Executive Officer of First South Africa Corp., Ltd."

"For the year as a whole we have seen revenue increasing by over 70%, and operating income before depreciation and amortization rising to $9.6 million an increase of 29% over the previous year. These gains came despite a depreciation of approximately 10% in the Rand/U.S. dollar exchange rate and without a full 12 month's results in our lifestyle group."

"This being said, the tremendous turmoil in all emerging markets has not left South Africa unscathed. Interest rates are at historic highs, and the South African currency and Johannesburg Stock Exchange have fallen dramatically over the past few months. Our share price in the United States has also been impacted by this turmoil. The South African economy has been negatively effected by the financial volatility and extremely high real interest rates and we foresee an extremely difficult business environment while these conditions last."

"However, we remain committed to our strategy of building high quality, well focused business groups in those segments of the South African markets that we hope will show above average returns due to the enormous socio-demographic changes occurring in that country. We are helpful that the current stress on the country and on the market capitalization of our Company will ease as investors realize the inherent strength of South Africa and the underlying value of our business. Numerous operating challenges face our management in the coming fiscal year, but we believe we have the team and the assets to weather this storm and to emerge even stronger once calmer conditions prevail."

Mr. Kabatznik noted that First South Africa's balance sheet had approximately $18 million in cash, $89 million in assets with operating debt of just over $9 million, long term convertible debentures of $25 million and over $37 million in shareholders' equity. During the past three months approximately $4.5 million of the Company's 9% Subordinated Debentures have been retired or repurchased.

The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, regulatory approval processes, the impact of competitive products or pricing, unpredictability of patent protection, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                         FIRST SOUTH AFRICA CORP., LTD.
                       Consolidated Statement of Earnings


                                                                   Quarter Ended                         Quarter Ended
                                                                   June 30, 1998                         June 30, 1997
                                                                   -------------                         -------------

Sales                                                                $27,637,393                           $22,038,451
Consolidated Net Income                                               $1,248,645                            $3,845,800
Minority Interest in Consolidated
Subsidiary Companies                                                    $308,113                              $135,224
Net Profit*                                                             $956,184                            $3,710,576
Net Profit/Per Share (primary)                                             $0.14                                 $0.67
Net Profit/Per share (fully diluted)                                       $0.14                                 $0.67
Average no. of Shares Outstanding                                      7,075,000                             5,538,173
Shares Outstanding (fully diluted)                                    10,320,000                             6,082,911



                                                                      Year Ended                            Year Ended
                                                                   June 30, 1998                         June 30, 1997
                                                                   -------------                         -------------
Sales                                                               $113,408,350                           $66,575,931
Consolidated Net Income                                               $6,408,046                            $6,807,462
Minority Interest in Consolidated
Subsidiary Companies                                                  $2,016,912                              $135,224
Net Profit*                                                           $4,406,912                            $6,683,165
Net Profit/Per Share (primary)                                             $0.69                                 $1.30
Net Profit/Per Share (fully diluted)                                       $0.63                                 $1.22
Average no. of Shares Outstanding                                      6,424,981                             5,139,855
Shares Outstanding (fully diluted)                                     9,633,303                             5,594,912


--------
* During the quarter ended June 30, 1998 the company realized a net gain of $2,608,934, from the disposal of subsidiary stock. During the comparable period in 1997, the company realized a net gain of $3,028,005 from the sale of 30% of the stock of First SA Food Holdings when it listed on the Johannesburg Stock Exchange.